January 2, 2019

Via EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Beverages, Apparel and Mining 100 F Street, NE Washington, D.C. 20549-3561
Attn:	Rufus Decker, Accounting Branch Chief Angela Lumley, Senior Staff Accountant
Re:	Ciner Resources LP Form 10-K for the Year Ended December 31, 2017 Filed March 9, 2018 Form 10-Q for Period Ended September 30, 2018 Filed November 5, 2018 File No. 001-36062

Ladies and Gentlemen:
Set forth below are the responses of Ciner Resources LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” or “our”), to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2018 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by the Partnership with the Commission on March 9, 2018 (the “2017 10-K”), and the Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed by the Partnership with the Commission on November 5, 2018 (the “Third Quarter 10-Q”).
For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type.
Form 10-Q for the Period Ended September 30, 2018
Financial Statements
Condensed Consolidated Statements of Operations and Comprehensive Income, page 4

1.
Please relabel the cost of product sold line item here and elsewhere throughout your filings, such as on page 24 of this Form 10-Q, to state that it excludes depreciation, depletion and amortization. Refer to SAB Topic 11:B.

Response to Comment 1: We acknowledge the Staff’s comment. In future filings with the Commission we will re-label the cost of product sold line item to state that it excludes depreciation, depletion and amortization. Set forth below is the table from page 24 of the Third Quarter 10-Q revised to comply with the Staff’s request as an example of the type of disclosure we expect to include in future filings. The underlined changes are marked as compared to our current disclosure.

Rufus Decker
Angela Lumley
United States Securities and Exchange Commission
January 2, 2019

Three Months Ended September 30,			Nine Months Ended September 30,
(In millions; except for operating and other data section)	2018	2017	2018	2017
Net sales:
Sales-affiliates	$63.4	$74.6	$178.9	$223.7
Sales-others	60.0	47.9	175.6	145.1
Net sales	$123.4	$122.5	$354.5	$368.8
Operating costs and expenses:
Cost of products sold (excludes depreciation, depletion and amortization expense set forth separately below)	90.0	88.0	265.1	268.4
Depreciation, depletion and amortization expense	7.3	7.0	21.4	20.2
Selling, general and administrative expenses-affiliates	4.3	4.3	13.5	12.4
Selling, general and administrative expenses-others	1.8	1.4	5.4	4.2
Impairment and loss on disposal of assets, net	0	1.6	0	1.6
Litigation settlement	0	0	-27.5)	0
Total operating costs and expenses	103.4	102.3	277.9	306.8
Operating income	20.0	20.2	76.6	62.0
Interest income	0.3	0	1.7	0
Interest expense	-1.3)	-0.9)	-3.8)	-2.6)
Other, net	0	0	-0.1)	-0.2)
Total other expense, net	-1.0)	-0.9)	-2.2)	-2.8)
Net income	19.0	19.3	74.4	59.2
Net income attributable to non-controlling interest	10.0	10.1	38.5	30.9
Net income attributable to Ciner Resources LP	$9.0	$9.2	$35.9	$28.3

Operating and Other Data:
Trona ore consumed (thousands of short tons)	1,004.8	1,025.0	2,941.3	2,942.0
Ore to ash ratio(1)	1.53: 1.0	1.51: 1.0	1.54: 1.0	1.49: 1.0
Soda ash volume produced (thousands of short tons)	656.5	680.0	1,904.6	1,974.5
Soda ash volume sold (thousands of short tons)	656.6	676.6	1,908.8	1,998.7
Adjusted EBITDA(2)	$27.8	$29.2	$99.5	$85.3

(1) Ore to ash ratio expresses the number of short tons of trona ore needed to produce one short ton of soda ash and liquor and includes our deca rehydration recovery process. In general, a lower ore to ash ratio results in lower costs and improved efficiency.
(2) For a discussion of the non-GAAP financial measure Adjusted EBITDA, please read “Non-GAAP Financial Measures” of this Management’s Discussion and Analysis.

Rufus Decker
Angela Lumley
United States Securities and Exchange Commission
January 2, 2019

2.
In your Form 8-K filed on November 13, 2018, you disclose that Ciner Corp. delivered a notice to terminate its membership in ANSAC. Since ANSAC is your largest customer, please disclose the information required by Items 303(a)(1) through (3) of Regulation S-K regarding this event or uncertainty if:

•	you reasonably expect it will have a material unfavorable impact on your future net sales or net income and/or

•	it is reasonably likely to result in your liquidity decreasing in any material way.
Liquidity generally shall be discussed on both a long-term and short-term basis. Also refer to the Instructions to Item 303(a) of Regulation S-K and SEC Release No. 33-8350
Response to Comment 2: We acknowledge the Staff’s comment, and we do not currently expect the termination of Ciner Resources Corporation (“Ciner Corp”), an affiliate of the Partnership, from American Natural Soda Ash Corp. (“ANSAC”), a cooperative that serves as the primary international distribution channel for the Partnership and two other U.S. manufacturers of trona-based soda ash, to have a material unfavorable impact on our future net sales or net income. We also do not anticipate that such a termination is reasonably likely to result in our liquidity decreasing in any material way (either on a long-term or short-term basis). Although ANSAC has historically been the Partnership’s largest customer for the years ended December 31, 2015, 2016, and 2017 (the financial statements for which years are included in the 201710-K), and for the nine-month period ended September 30, 2018 (the financial statements for which period are included in the Third Quarter 10-Q), the Partnership anticipates that the impact of such termination on the Partnership’s net sales, net income and liquidity will be limited. The Partnership made this determination primarily based upon its belief that, it will continue to be one of the lowest cost producers of soda ash in the global market that has historically seen demand for soda ash exceed supply of soda ash, and therefore should be able to find export customers regardless of market conditions, and, upon such termination, the Partnership anticipates it will be able to utilize logistics and sales/marketing synergies through global coordination with other soda ash operations of its sponsor’s affiliates. In addition, effectiveness of such termination is not expected to occur until December 31, 2021, because Ciner Corp did not deliver to ANSAC the additional notice prior to the December 31, 2018 deadline required in order for Ciner Corp to have an effective date for the termination of its membership in ANSAC occur prior to December 31, 2021. Until the effective date of such termination, which is anticipated to be December 31, 2021, the Partnership expects to continue to utilize ANSAC to provide the same historical services and to act as the Partnership’s primary export customer reselling to ANSAC sales territories. At the same time, we acknowledge that the Partnership cannot be assured that it will be able to retain existing foreign customers or secure new foreign customers or the related logistics arrangements on favorable terms after the termination of Ciner Corp’s membership in ANSAC, which could materially adversely impact the Partnership’s results of operations and financial condition and limit the Partnership’s ability to make distributions to its unitholders. The Partnership plans to update the “Risk Factors” included in our future periodic filings with the Commission, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, to provide investors with further context regarding these risks. Additionally, if current expectations change and such termination is expected to have a material unfavorable impact on the Partnership’s net sales or net income or that such termination is reasonably likely to result in our liquidity decreasing in any material way (either from a long-term or short-term perspective), the Partnership will disclose such potential impacts in accordance with its obligations pursuant to SEC rules and regulations, including Item 303(a) of Regulation S-K.
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We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or clarifications you have with respect to the foregoing to Jordan Hirsch at (713) 220-4349 or the undersigned at (770) 375-2305.

Rufus Decker
Angela Lumley
United States Securities and Exchange Commission
January 2, 2019

Very truly yours,
CINER RESOURCES LP

By:	Ciner Resource Partners LLC, its general partner

/s/ Nicole C. Daniel
By:	Nicole C. Daniel, Vice President, General Counsel and Secretary

cc: G. Michael O’Leary, Hunton Andrews Kurth LLP
Jordan Hirsch, Hunton Andrews Kurth LLP